Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on November 16, 2021. A copy of the press release and a transcript of the video contained therein are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	Press Release

Heliogen and Bloom Energy Lead the Way to Produce Low-Cost, Green Hydrogen Following Successful Demonstration

Longer run time and steam generation through concentrated solar, combined with high-temperature electrolysis, unlock low-cost hydrogen production

PASADENA, Calif. and SAN JOSE, Calif., November 16, 2021 – Heliogen, Inc. and Bloom Energy Corporation (NYSE: BE) today announced the generation of green hydrogen by integrating the companies’ technologies – Heliogen’s concentrated solar energy system and the Bloom Electrolyzer. The successful demonstration in Lancaster, California produced hydrogen and showcased the many benefits of combining the companies’ complementary technologies to achieve low-cost green hydrogen production.

Heliogen’s AI-enabled concentrated solar energy system is designed to create carbon-free steam, electricity, and heat from abundant and renewable sunlight. When combined with Bloom’s proprietary solid oxide, high-temperature electrolyzer, hydrogen can be produced 45 percent more efficiently than low-temperature PEM and alkaline electrolyzers. Electricity accounts for nearly 80 percent of the cost of hydrogen from electrolysis. By using less electricity, hydrogen production is more economical and accelerates adoption. In addition, the ability to use heat, which is a much lower cost source of energy than electricity, further improves the economics of green hydrogen production.

Heliogen’s concentrated solar technology is different than traditional photovoltaic solar; it facilitates hydrogen generation for longer periods of time, operating near 24/7 by storing the solar energy, resulting in more compact and lower cost production. The extended operating time of Heliogen’s technology and Bloom Energy’s ability to efficiently utilize heat is designed to reduce the cost of green hydrogen production compared to competing solutions.

Hydrogen use is forecast to grow from 115 million metric tonnes currently to 500-800 million metric tonnes a year by 2050, accounting for 15 to 20 percent of total global energy demand. Hydrogen projects already announced represent over $300 billion in spending across the value chain, and McKinsey & Company analysts expect at least $150 billion of that spend to be related to hydrogen production, which Heliogen and Bloom Energy are addressing through their collaboration.

The successful demonstration is an important step forward towards the goal of replacing fossil-derived fuels with green hydrogen in commercial and industrial applications. Responsible for more than one-third of the world’s energy consumption and a quarter of global CO2 emissions, industrial companies are particularly well-suited for low-cost, large-scale hydrogen utilization given their substantial energy requirements and notable carbon emissions. Further, the integration of Heliogen and Bloom Energy is a significant milestone for the hydrogen economy, as it is expected to unlock a future of economically viable green hydrogen production on par with hydrogen produced from photovoltaic solar generation.

“Our demonstration project with Bloom Energy represents a significant leap toward full commercial-scale green hydrogen production, which will play an important role in decarbonizing heavy industry,” said Bill Gross, founder and CEO of Heliogen. “Following this successful integration of Heliogen’s near-24/7 solar steam generation with the Bloom Electrolyzer, we expect that commercial projects will use Heliogen technology to supply their electric power as well, providing 100 percent of the thermal and electrical energy required to produce green hydrogen.”

“This integration with Heliogen underscores the value that strategic collaborations and industry-leading innovation can bring to driving change and making positive impacts for our climate,” said Venkat Venkataraman, executive vice president and chief technology officer, Bloom Energy. “With a focus on providing highly efficient and low-cost green hydrogen at scale, we will be a leader in low-cost hydrogen.”

Heliogen and Bloom Energy plan to continue their testing efforts and look forward to sharing further information at a future date.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: www.heliogen.com/investor-center/.

Additional Information and Where to Find It

In connection with the proposed business combination between Heliogen, Inc. (“Heliogen”) and Athena Technology Acquisition Corp. (“Athena”), Athena has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above. For the avoidance of doubt, Bloom Energy shall not be deemed to be a participant in the solicitation and disclaims liability related to the proposed transaction between Heliogen and Athena.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Bloom Energy

Bloom Energy’s mission is to make clean, reliable energy affordable for everyone in the world. Bloom Energy’s product, the Bloom Energy Server, delivers highly reliable and resilient, always-on electric power that is clean, cost-effective, and ideal for microgrid applications. Bloom Energy’s customers include many Fortune 100 companies and leaders in manufacturing, data centers, healthcare, retail, higher education, utilities, and other industries. For more information, visit www.bloomenergy.com.

Cautionary Note Regarding Forward-Looking Statements Related to Bloom Energy Corporation

This press release contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Words such as “anticipates,” “could,” “expects,” “intends,” “plans,” “projects,” “believes,” “seeks,” “estimates,” “can,” “may,” “will,” “would” and similar expressions identify such forward-looking statements. These statements include, but are not limited to, expectations regarding the success of the companies’ integrated technologies; expectations for economically viable green hydrogen production; expectations regarding the Bloom Electrolyzer; ability to improve the economics of green hydrogen production; expectations related to replacing fossil-derived fuels with green hydrogen in commercial and industrial applications; and expectations related to future hydrogen production. These statements should not be taken as guarantees of results and should not be considered an indication of future activity or future performance. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties, including timing of market adoption of hydrogen projects and solutions, and those included in the risk factors section of Bloom Energy’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and other risks detailed in Bloom Energy’s SEC filings from time to time. Bloom Energy undertakes no obligation to revise or publicly update any forward-looking statements unless if and as required by law.

Media Contacts:

Leo Traub, Antenna Group for Heliogen

heliogen@antennagroup.com

+ 1 (646) 883 3562

Jennifer Duffourg, Bloom Energy

jennifer.duffourg@bloomenergy.com

+ 1 (480) 341 5464

Investor Contacts:

Caldwell Bailey, ICR Inc. for Heliogen

HeliogenIR@icrinc.com

Edward Vallejo, Bloom Energy
edward.vallejo@bloomenergy.com

+ 1 (267) 370 9717

II.	Video Transcript

BLOOM

Heliogen and Bloom Energy join forces to generate low-cost green hydrogen

The successful demonstration project produced hydrogen using carbon-free steam from Heliogen’s AI-enabled concentrated solar energy system in combination with Bloom Energy’s proprietary solid oxide, high-temperature electrolyzer.

Through this combination, hydrogen can be produced 45 percent more efficiently than low-temperature PEM and alkaline electrolyzers.

The high capacity factor of Heliogen’s technology enables higher utilization of Bloom’s electrolyzer, resulting in cheaper green hydrogen compared to hydrogen produced with photovoltaic solar.

Demand for green hydrogen is expected to reach 500-800 million tonnes a year by 2050, increasing from 115 million tonnes today.

By then, the market is expected to be worth $300 billion annually.

Low-cost, large-scale hydrogen deployment is critical for decarbonizing heavy industry, which makes up one-third of the world’s energy consumption.

The demonstration marks a significant step taken towards the companies’ shared goal of replacing fossil-derived fuels in commercial and industrial applications.

Green hydrogen, the fuel of the future.

And the future is here.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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